June 21, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:     Ms. Riegel

Re:	Radient Pharmaceuticals Corporation Schedule 14A Filed February 1, 2010 Form 10-K Filed April 15, 2010 Form 10-Q Filed November 23, 2009 File No. 001-16695
Dear Ms. Riegel:
This letter is provided in response to your letter dated March 2, 2010 regarding the above-referenced filings of our client, Radient Pharmaceuticals Corporation (the “Company”). The Company’s responses are set forth below the items noted by the staff in your letter. Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.
As a preliminary note we would like to inform you that on March 16, 2010, a majority of the Series 1 and 2 Note holders signed the applicable exchange agreement, pursuant to which they agreed - pending shareholder approval of the same — to exchange their outstanding note with us for shares of our common stock. We have not received signatures from any of our other note holders and due to the current stock price of our common stock, do not anticipate receiving any additional signatures for our other outstanding debt. Additionally, on March 22, 2010, April 8, 2010, April 13, 2010 and April 26, 2010 we held four closings, pursuant to which we issued an aggregate of approximately $11,000,000 Convertible Notes and Warrants to purchase up to an aggregate of 13,080,000 shares of our Common Stock (the “2010 Debt Financing”). Two of the investors in the fourth and final closing participated via the “Participation Rights” they have from their investment in the Registered Direct 2009 Offering. As a result of the aforementioned, we decided to cease seeking other note holders agreement to exchange their debt for shares of our common stock. Accordingly, we removed: (i) Proposal 1 (related to the issuance of 30,000,000 shares at a discount); (ii) Proposal 3 and Proposal 5 (related to the issuance of shares in exchange for some of our outstanding debt); and, (iii) all references to same throughout the Proxy Statement. Additionally, we added Proposal 6, 7, 8 and 9 to obtain shareholder approval of the shares issuable pursuant to the Note Financings. We revised the entire proxy to account for these changes.

1.	Please update your financial statements and financial information throughout the filing. Refer to Rule 3-01(c) of Regulation S-X. Please ensure your updated financial information for the year ended December 31, 2009 addresses the following:
(a)	With respect to Item 7. Management’ Discussion and Analysis MD&A please provide a discussion of the restate financial statements as result of the discontinued operations and change in reportable segments. In addition, you should clearly state the effect the deconsolidation will have on your financial statements. Describe the events or circumstances that led to the dispositions of YYB and JPI, the material terms of the transactions and the impact on your operating results and business. For example, discuss the results of operations from continuing operations, and related trends based on the restated financial statements. In addition, discuss any contingent obligations, financial commitments, or continuing relationship with JPI and YYB, and any impact on the company’s liquidity and capital resources. Management should also describe the likely effect the dispositions will have on the registrant’s continuing business and financial health. Also, please revise the description of business to reflect the change in reportable segments as a result of the disposition.

(b)	With respect to Item 8. Financial Statements please provide restated financial statements to reflect the discontinued operations of YYB and change in reportable segments for all periods presented.
Response: Pursuant to your comment, we incorporated our MD&A and Financial Statements for the year ending December 31, 2009 into the proxy and we believe such disclosure provides the information you requested.

2.	Please provide pro forma income statements to reflect the deconsolidation of JPI in September 2009 as of the beginning of January 1, 2009. The pro forma information should start with the restated financial statements to reflect the discontinued operations of YBB. Refer to Article 11 of Regulation S-X.

Response:

Due to several factors, including deterioration in its relationship with local management of JPI, the Company relinquished control over JPI. Effective September 29, 2009, the Company agreed to exchange its shares of JPI for 28,000,000 non-voting shares of preferred stock, which represents 100% of the outstanding preferred shares, relinquished all rights to past and future profits, surrendered its management positions and agreed to a non-authoritative minority role on its board of directors. For accounting purposes, the Company converted its interest in JPI to that of an investment to be accounted for under the cost method and deconsolidated JPI as of September 29, 2009. The Company recorded a loss on deconsolidation of $1,953,516 in connection with the transaction. The Company’s Pro forma condensed results of operations for the nine months ended September 30, 2009, as if the deconsolidation had been effective January 1, 2009, are as follows:

	Nine Months Ended	Pro Forma	Pro forma
	September 30, 2009 [1]	Adjustments [2]	Results[3]
Net revenues	$8,607,515	$(8,469,652)	$137,863
Cost of sales	5,363,921	(5,322,542)	41,379

Gross profit	3,243,594	(3,147,110)	96,484

Operating expenses:
Research and development	516,676		516,676
Selling, general and administrative	9,542,507	(4,371,596)	5,170,911

	10,059,183	(4,371,596)	5,687,587

Income (loss) from operations	(6,815,589)	1,224,486	(5,591,103)

Other income (expense):
Interest and other income (expense), net	(37,039)	—	(37,039)
Change in fair value of derivative liabilities	87,083		87,083
Loss on deconsolidation	(1,953,516)		(1,953,516)
Interest expense	(2,058,876)	173,335	(1,885,541)

Total other income (expense), net	(3,962,348)	173,335	(3,789,013)

Income (loss) before provision for income taxes	(10,777,937)	1,397,821	(9,380,116)
Provision for income taxes	—		—

Income (loss) before discontinued operations	$(10,777,937)	$1,397,821	$(9,380,116)

[1]	Represents the Company’s actual (as reported) condensed consolidated results of operations for the nine months ended September 31, 2009, derived from our Quarterly report on Form 10-Q Filed November 23, 2009.

[2]	“Pro Forma Adjustments” represents JPI’s results of operations for the period January 1, 2009 through September 29, 2009. This information is presented to show the effect of the elimination of JPI’s operations from the Company’s business. In accordance with the deconsolidation agreement, the Company exchanged its shares of JPI for non-voting shares of preferred stock in the deconsolidated entity. Accordingly, there are no adjustments related to revised debt structures and there were no significant expenses incurred on JPI’s behalf.

[3]	Pro forma results are equal to the historical condensed results of operations of the surviving Company for the nine months ended September 30, 2009.
3.	Please attach to your proxy statement copies of the agreements relating to Proposals 2 through 6. Please revise your disclosure throughout this proxy statement to disclose the dates upon which you entered into each of these agreements. In addition, please advise us whether you have filed or intend to file each agreement as an exhibit to a Form 10-K,

Form 10-Q or form 8-K. If you do not intend to file a copy of each agreement as a material contract, please provide us with your analysis as to why you believe you are not required to file the agreement under Item 601(b)(10) of Regulation S-K.

Response: On March 16, 2010, we filed a Current Report on Form 8-K to disclose that a majority (about 80%) of the Series 1 and 2 Note holders signed the applicable exchange agreement, which we attached as Exhibit 10.3 thereto. At this time, we have not received signatures from any of the other note holders, for any of our other outstanding notes or debts. At this time, based on the recent rise in the price of our shares of Common Stock and the closing of the 2010 Debt Financing, we are no longer seeking to enter into the debt exchange with our other note holders and therefore are not seeking shareholder approval of any shares underlying any of those related agreements. Since the exchange agreement is not enforceable against the Company and do not obligate us in any way until we receive shareholder approval, we do not believe their mere existence, or our attempts to have them signed triggered an 8K. However, we felt it prudent and in our best interest to file an 8K when the Series 1 and 2 Note Holders signed the agreement and thereby agreed to exchange their debt once we receive shareholder approval.

Since we are no longer offering the exchange to the other note holders, we removed all references to such agreements throughout the proxy.
     Table of Contents
4.	Your disclosure regarding an up to twenty percent discount from market value for Proposal 1 is not consistent with your disclosure throughout this proxy statement that the discount may be up to thirty percent from your market value of common stock. Please revise to remove the inconsistency.

Response: We are no longer contemplating this transaction and therefore removed reference to same.

5.	For each proposal that involves a reduction in the warrant exercise price, please revise the captions to clearly disclose that the proposal involves a reduction in the warrant exercise price. Please revise your captions in the Table of Contents, in the body of the file and in your proxy card.

Response: We revised all relevant captions throughout the Proxy, as well as references to same in the Table of Contents so that all proposals that involve a reduction in the warrant exercise price, clearly disclose that the proposal involves a reduction in the warrant exercise price. Revised applicable captions and our Table of Contents are set forth below:
1.	APPROVE AND RATIFY THE ISSUANCE OF UP TO 14,966,413 SHARES OF POTENTIALLY ISSUABLE COMMON STOCK IN EXCHANGE FOR THE CANCELLATION OF CERTAIN OF OUR EXISTING NOTES AT A PRICE PER SHARE EQUAL TO $0.28 OR THE 5 DAY VWAP FOLLOWING SUCH EXCHANGE PURSUANT TO A FORM OF EXCHANGE AGREEMENT AND A REDUCTION IN THE EXERCISE PRICE OF 3,531,200 WARRANTS ORIGINALLY ISSUED IN CONNECTION WITH THE ISSUANCE OF SUCH NOTES: A proposal to approve and ratify the issuance of up to an aggregate of 14,966,413 shares of our common stock, issuable upon: (i) exchange and cancellation of all principal amount of the outstanding 12% Series 1 Notes we issued in December 2008 and January 2009 (the “Series 1 Notes”) and the outstanding 12% Series 2 Senior Notes we issued in May 2009 and June 2009 (the “Series 2 Notes”; together, with the Series 1 Notes, the “Series 1 and 2 Notes”), respectively; (ii) cancellation of all of the interest accrued thereon, accruing at the contractual default rate of 18% per annum through August 31, 2010; and (iii) in consideration for such exchange and cancellations, a reduction of the warrant exercise price for the 3,531,200 warrants originally issued in connection with the Series 1 and 2 Notes, which current exercise prices range between $0.98 and $1.13 per share, to $0.28 per share, all pursuant to an exchange agreement (the “Exchange Agreement”) with the holders of the Series 1and 2 Notes (the “Series 1 and 2 Notes Holders”). The aggregate number of shares potentially issuable upon such exchanges and exercises constitutes approximately 32% of our issued and outstanding shares as of the date hereof, and the reduced per-share exchange or exercise price may be below the greater of a share of our common stock’s book value or its market value at the time of issuance;

2.	APPROVE AND RATIFY THE ISSUANCE OF UP TO 514,286 SHARES OF POTENTIALLY ISSUABLE COMMON STOCK IN EXCHANGE FOR CASH COMPENSATION DUE UNDER A CONSULTING AGREEMENT AND A REDUCTION IN THE EXERCISE PRICE OF 200,000 WARRANTS ORIGINALLY ISSUED TO SUCH CONSULTANT: A proposal to approve and ratify the issuance of up to 514,286 shares of our common stock, representing an additional approximate two percent of outstanding shares as of the date hereof, in exchange for cash consulting fees due under the Consulting Agreement with Cantone Asset Management, LLC (“CAM”), dated September 9, 2009 (the “Cantone Consulting Agreement”), and the reduction of the warrant exercise price from $0.60 per share to $0.28 per share for warrants originally issued to CAM in connection therewith to purchase up to 200,000 shares of common stock, and the reduced per-share exercise price may be below the greater of a share of our common stock’s book value or its market value at the time of issuance;

3.	APPROVE AND RATIFY THE ISSUANCE OF UP TO 282,314 SHARES OF POTENTIALLY ISSUABLE COMMON STOCK IN CONSIDERATION FOR SERVICES RENDERED BY PLACEMENT AGENT AND A REDUCTION IN THE EXERCISE PRICE OF 206,796 WARRANTS ISSUED TO SUCH PLACEMENT AGENT: A proposal to approve and ratify the issuance of up to an aggregate of 282,314 shares of our common stock, representing an additional approximate one percent of outstanding shares as of the date hereof, to the placement agent of the Series 1 and 2 Notes transaction, in consideration for its efforts in connection with obtaining the consents of the Series 1 and 2 Notes Holders to the Exchange Agreement, and the reduction of the warrant exercise price, which current exercise prices are either $1.00 or $1.13 per share, to $0.28 per share for warrants originally issued to the placement agent in connection therewith to purchase up to 206,796 shares of common stock, and the reduced per-share exercise price may be below the greater of a share of our common stock’s book value or its market value at the time of issuance;

4.	APPROVE AND RATIFY THE ISSUANCE OF WARRANTS TO PURCHASE UP TO 5,697,513 SHARES OF COMMON STOCK BELOW THE GREATER OF A SHARE OF COMMON STOCK’S BOOK VALUE OR MARKET VALUE AT THE TIME OF ISSUANCE AND A REDUCTION IN THE EXERCISE PRICE OF 1,644,643 PREVIOUSLY ISSUED WARRANTS: A proposal to approve and ratify the issuance of additional warrants to purchase up to 5,697,513 shares of our common stock, representing an additional approximate 15% of outstanding shares as of the date hereof, and the reduction of the warrant exercise price from $1.25 to $0.28 per share for warrants originally issued in connection with the private offering that we closed on November 30, 2009, pursuant to which we issued 3,289,285 shares of our common stock and warrants to purchase an aggregate of 1,644,643 shares of our common stock (the “Registered Direct 2009 Offering”). If this Proposal is approved, then the purchasers in the Registered Direct 2009 Offering will have received warrants to purchase a total of 7,342,156 shares of common stock at an exercise price of $0.28 per share, and the reduced per-share exercise price may be below the greater of a share of our common stock’s book value or its market value at the time of issuance;

REVISED TABLE OF CONTENTS

Page

ABOUT THE 2010 ANNUAL MEETING OF STOCKHOLDERS

INTRODUCTION TO PROPOSALS — AUTHORIZE OR APPROVE AND RATIFY THE POTENTIAL ISSUANCE OF SHARES OF COMMON STOCK (INCLUDING SHARES OF COMMON STOCK ISSUABLE ON EXCHANGE OF OUTSTANDING NOTES AND EXERCISE OF WARRANTS TO PURCHASE SHARES OF COMMON STOCK) BELOW THE GREATER OF A SHARE OF COMMON STOCK’S BOOK VALUE OR MARKET VALUE AT THE TIME OF ISSUANCE.

PROPOSAL 1 — APPROVE AND RATIFY THE ISSUANCE OF UP TO 14,966,413 SHARES OF POTENTIALLY ISSUABLE COMMON STOCK IN EXCHANGE FOR THE CANCELATION OF CERTAIN OF OUR EXISTING NOTES AT A PRICE PER SHARE EQUAL TO $0.28 OR THE 5 DAY VWAP FOLLOWING SUCH EXCHANGE PURSUANT TO A FORM OF EXCHANGE AGREEMENT AND A REDUCTION IN THE EXERCISE PRICE OF 3,531,200 WARRANTS ORIGINALLY ISSUED IN CONNECTION WITH THE ISSUANCE OF SUCH NOTES.

PROPOSAL 2 — APPROVE AND RATIFY THE ISSUANCE OF UP TO 514,286 SHARES OF POTENTIALLY ISSUABLE COMMON STOCK IN EXCHANGE FOR CASH COMPENSATION DUE UNDER A CONSULTING AGREEMENT AND A REDUCTION IN THE EXERCISE PRICE OF 200,000 WARRANTS ORIGINALLY ISSUED TO SUCH CONSULTANT.

PROPOSAL 3 — APPROVE AND RATIFY THE ISSUANCE OF UP TO 282,314 SHARES OF POTENTIALLY ISSUABLE COMMON STOCK IN CONSIDERATION FOR SERVICES RENDERED BY PLACEMENT AGENT AND A REDUCTION IN THE EXERCISE PRICE OF 206,796 WARRANTS ISSUED TO SUCH PLACEMENT AGENT.

Page

PROPOSAL 4 — APPROVE AND RATIFY THE ISSUANCE OF WARRANTS TO PURCHASE UP TO 5,697,513 SHARES OF COMMON STOCK BELOW THE GREATER OF A SHARE OF COMMON STOCK’S BOOK VALUE OR MARKET VALUE AT THE TIME OF ISSUANCE AND A REDUCTION IN THE EXERCISE PRICE OF 1,644,643 PREVIOUSLY ISSUED WARRANTS.

INTRODUCTION TO PROPOSALS 5 — 8 TO AUTHORIZE OR APPROVE AND RATIFY THE POTENTIAL ISSUANCE OF APPROXIMATELY 68,748,508 SHARES OF COMMON STOCK (INCLUDING SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF WARRANTS TO PURCHASE SHARES OF COMMON STOCK) BELOW THE GREATER OF A SHARE OF COMMON STOCK’S BOOK VALUE OR MARKET VALUE AT THE TIME OF ISSUANCE.

PROPOSAL 5 — APPROVE AND RATIFY THE ISSUANCE OF 5,906,243 SHARES OF POTENTIALLY ISSUABLE COMMON STOCK BELOW THE GREATER OF A SHARE OF COMMON STOCK’S BOOK VALUE OR MARKET VALUE AT THE TIME OF ISSUANCE PURSUANT TO A NOTE AND WARRANT PURCHASE AGREEMENT.

PROPOSAL 6 — APPROVE AND RATIFY THE ISSUANCE OF 34,224,849 SHARES OF POTENTIALLY ISSUABLE COMMON STOCK BELOW THE GREATER OF A SHARE OF COMMON STOCK’S BOOK VALUE OR MARKET VALUE AT THE TIME OF ISSUANCE PURSUANT TO NOTE AND WARRANT PURCHASE AGREEMENTS.

PROPOSAL 7 — APPROVE AND RATIFY THE ISSUANCE OF 25,355,582 SHARES OF POTENTIALLY ISSUABLE COMMON STOCK BELOW THE GREATER OF A SHARE OF COMMON STOCK’S BOOK VALUE OR MARKET VALUE AT THE TIME OF ISSUANCE PURSUANT TO NOTE AND WARRANT PURCHASE AGREEMENTS.

Page

PROPOSAL 8 — APPROVE AND RATIFY THE ISSUANCE OF 3,261,834 SHARES OF POTENTIALLY ISSUABLE COMMON STOCK BELOW THE GREATER OF A SHARE OF COMMON STOCK’S BOOK VALUE OR MARKET VALUE AT THE TIME OF ISSUANCE PURSUANT TO NOTE AND WARRANT PURCHASE AGREEMENTS.

PROPOSAL 9 — AMEND OUR CERTIFICATE OF INCORPORATION TO INCREASE OUR AUTHORIZED SHARES OF CAPITAL STOCK.

PROPOSAL 10 — APPROVE AND RATIFY THE 2010 PERFORMANCE AND EQUITY PLAN.

PROPOSAL 11 — ELECTION OF DIRECTOR.

OFFICERS AND DIRECTORS.

CORPORATE GOVERNANCE.

EXECUTIVE COMPENSATION AND OTHER INFORMATION.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

PROPOSALS FOR THE NEXT ANNUAL MEETING OF STOCKHOLDERS.

COMMUNICATION WITH THE BOARD OF DIRECTORS.

OUR AUDITORS.

Page

OTHER MATTERS.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS.

INFORMATION ON RADIENT’S WEBSITE.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.

Exhibit A: Amendment to Certificate of Incorporation

Exhibit B: 2010 Performance and Equity Incentive Plan

     Introduction to the Proposals
6.	You disclose in your “notice of Special meeting of Stockholders” on page iii under “New Incentive Stock Option Plan” that management has made sacrifices for you over the past year. Please revise to disclose the amount of expenses for which management has not been reimbursed and the amount of salaries that the company has not paid. If these salaries were formerly owed but are now paid, please clarify accordingly. In addition, please clarify your meaning of “entertainment expenses,” including an explanation as to why you believe these entertainment expenses were business expenses. Please also disclose in the body of the proxy statement the types of expenses that comprised entertainment expenses reimbursable by you.

Response: We revised our disclosure pursuant to your comment as follows:

New Incentive Stock Option Plan: The management and employees of RPC have made significant sacrifices for the Company over the past year to help the Company survive. These sacrifices have included working without pay for several months at a time and paying the travel and ordinary and necessary business expenses for entertaining clients, customers or employees without reimbursement. In addition, the management and employees of RPC have been working extremely long hours due to cut backs in personnel. We believe that our employees deserve to participate in the growth of the Company by providing them with incentives based on achieving certain performance milestones. This places the financial interests of the management and employees’ side-by-side with that of the stockholders. You are encouraged to vote in favor of Proposal 10.

7.	Please disclose the extent to which you either will not choose to or not be able to adopt any of the proposals based upon the rejection of any of the other proposals by the shareholders.

Response: We intend to effect any and all proposals that the shareholders approve. None of the proposals are dependent upon another and therefore, if any of the proposals are approved, regardless of whether others are rejected, we shall affect the shareholder approved proposals. Although the exercise price of the warrants issued pursuant to the Registered Direct Offering that we closed in November 2009 will not be adjusted if we do not issue shares at a price below $1.25, which would be the case if certain other proposals are not approved, the approval of Proposal 5 does not depend upon the approval of any other proposal. Pursuant to your comment, we included the following language at the end of the Introduction to the Proposals section on page 5:

“Although the Board of Directors urges you to vote FOR all of the Proposals contained herein, we recognize that we may not receive the required vote to approve all of the Proposals. The Board of Directors believes it is in the Company’s and the stockholders’ best interest to affect any and all Proposals that are approved, even if not all Proposals are approved. Exchanging even a portion of our debt for shares of our common stock will be crucial towards achieving our goals and accomplishing our business plans. Therefore, it is possible that some Proposals will be approved and some shares will be issued pursuant thereto, while other Proposals and issuances will not occur.”
     Potential Negative Effect on our Stock Price
8.	You state that the proposals involve the “potential issuances of up to an aggregate of 30,000,000 additional shares of our Common Stock in connection with a potential offering (Proposal 1) and/or upon the conversion of the convertible notes and the exercise of the warrants described below (in Proposals 2, 3, 4, 5, 6 and 7).” This does not appear to be consistent with the table following on this same page. It also appears that this disclosure should also include the warrants described in Proposal 8. Please revise to remove the consistency and include the shares described in Proposal 8.

Response: We revised our disclosure pursuant to your comment. The revised disclosure is below:

“If the Proposals 1 through 8 receive the necessary authorizations, approvals and ratifications, in respect of the potential issuances of up to an aggregate of 96,209,034 additional shares of our common stock upon the exchange of the convertible notes and the exercise of the warrants described below (in Proposals 1, 5, 6, 7, and 8) and other issuance of shares (Proposals 2, 3, and 4), all of those shares will become eligible for resale in the public markets, after expiration of the applicable six-month holding period required under Rule 144 of the Securities Act. These shares could also become eligible for resale in the public markets earlier upon the effectiveness of registration statements filed with the Securities and Exchange Commission (the “SEC”) covering their resale. Any such sales, or the anticipation of the possibility of such sales, would represent an overhang on the market and could depress the market price of our common stock.”

9.	It appears from your disclosure throughout this proxy statement that the 2010 Equity Incentive Plan Options are described in Proposal 10. Please revise your table accordingly.

Response: Pursuant to your comment, we revised the table to refer to the correct proposal in connection with the 2010 Equity Incentive Plan Options.

10.	You disclose that management is contemplating additional financings and business combinations to further your success. Please revise your disclosure to clarify here and on page 24 whether you have any additional plans for the additional authorized shares other than those discussed in Proposals 1-8 and 10. To the extent possible please describe the additional financings and business combinations which you are seeking to enter.

Response: Due to the recent financings we closed in March and April 2010, we are not currently contemplating another financing and therefore removed reference to same in the proxy.
     Proposal 1
11.	Please clarify whether you expect to receive cash proceeds in this offering.

Response: We no longer anticipate conducting this transaction and therefore removed reference to same in the proxy.

12.	Please expand your disclosure to clarify your anticipated use of any cash proceeds. It appears from the disclosure under “Need for Additional Financing,” that the proceeds from this will be used to cover operating expenses. If you can estimate the amount of cash you will raise prior to the mailing of the definitive proxy statement, you should also disclose the amount of time you expect the cash will satisfy your need for operating funds. In addition, please disclose the amount of cash you need for operations each month.

Response: We no longer anticipate conducting this transaction and therefore removed reference to same in the proxy.
     Proposal 2
13.	Please disclose the aggregate principal amount of the 12% Series 1 and 2 Notes being exchanged and the amount of accrued interest thereupon also being converted into common stock.

Response: Pursuant to your comment, we included the following language on page 6:

“As of August 31, 2010, a total of $3,553,100 is outstanding on the Series 1 and 2 Notes, with a combined accrued interest of $637,496 for a total of $4,190,596 that may be exchanged pursuant to the Exchange Agreement.”

14.	It is not appropriate to reference the amount of proceeds you would be receiving if the warrants were exercised at the old exercise price, just the new exercise price of $.28. Please revise your disclosure throughout this proxy statement to remove all disclosure of the amount of proceeds you would be receiving at an old exercise price.

Response: We revised our disclosure throughout the proxy to remove any and all references to proceeds we could have received based on the original exercise prices of the warrants and replaced such disclosure in its entirety with disclosure regarding potential proceeds based upon the new exercise price of $0.28 per share.

An example of such revised disclosure, which can be found on page 7 of the Proxy Statement, follows:

“If all of the Series 1 and 2 Warrants are exercised, at the reduced exercise price, we may receive aggregate gross proceeds of approximately $988,736. However, there is no assurance that any of the Series 1 and 2 Warrants will ever be exercised. We intend to use any proceeds from the exercise of any of these warrants for working capital and other general corporate purposes.”

15.	In the fourth paragraph under “need for Additional Financing” on page 9, you refer to the Series 1 and 2 Notes as 10% Convertible Notes. Please revise your disclosure to refer to the Series 1 and 2 Notes.

Response: We revised our disclosure pursuant to your comment and removed reference to the 10% Convertible Notes.

16.	On page 10, you reference the “proposed issuance of 1,096,386 share of our Common Stock upon the exercise of the Series 1 and 2 Warrants....” You previously disclose that this proposal relates to the issuance of 13,096,386 shares of common stock in exchange for the amount of principal and interest currently due on the 10% Convertible Notes. Please revise to remove this inconsistency and clarify whether the 13,096,386 shares include the shares underlying the Series 1 and 2 Warrants.

Response: We revised the disclosure under the heading, “Need for Stockholder Approval” throughout the proxy. The revised disclosure, which is similar in each of the proposals is below:

“ We currently have 31,357,481 shares outstanding. There are 18,497,613 shares that are potentially issuable under the Exchange Agreement, 3,531,200 of which are underlying the Series 1 and Series 2 Warrants. Pursuant to NYSE Amex Rule 713, we must obtain stockholder approval to issue or sell more than 6,268,360 shares at a sale price (or having a conversion price or exercise price) per share less than the greater of a share of our common stock’s book value or its market value at the time of issuance. Therefore, to be able to issue all of the shares of common stock contemplated under the Exchange Agreement for the Series 1 and 2 Notes , we must obtain stockholder approval of Proposal 1. If we do not obtain stockholder approval for this Proposal, we may not be able to conduct the exchange of the Series 1 and 2 Notes.

Notwithstanding stockholder approval of this Proposal, we must still obtain NYSE Amex Listing Approval for the 18,497,613 shares, including those underlying the Series 1 and Series 2 Warrants, at the adjusted exercise price, contemplated by Proposal 1. Furthermore, stockholder approval does not obviate the need for compliance with the requirements of the Exchange Act or other NYSE Amex requirements.

If this Proposal is approved at our 2010 Annual Meeting of Stockholders, we will not solicit further authorization for the issuance of these shares by a vote of our stockholders prior to such issuance.”

17.	On page 10, you state that “These shares could become eligible for resale in the public markets earlier upon the effectiveness of the S-3 registration statement that we filed with the SEC on May 15, 2009 covering the resale of the shares.” Please clarify the transaction that was registered on this Form S-3, including that the transaction registered does not include all shares which you are seeking approval of issuance. Similarly, revise your disclosure on pages 13 and 16.

Response: We filed the May 15, 2009 registration statement to register for resale the shares of common stock underlying the 12% Series 1 Investor Warrants. We also filed a Registration Statement on Form S-3, on May 5, 2009, to register for resale the shares of common stock registerable pursuant to the Note and Warrant Agreements that we entered into with St. George Investments, LLC on September 15, 2009 (the “St. George Agreements”). Accordingly, not all of the shares for which we are currently seeking shareholder approval were registered. We revised the disclosure contained in the sub heading, “Potential Negative Effect on Our Stock Price” in the proposals as set forth below.

Proposal 1: If Proposal 1 receives the necessary approval and we are authorized to issue up to an aggregate of 19,054,108 additional shares of our common stock, including the 3,531,200 shares issuable upon the exercise of the Series 1 and 2 Warrants, all of those shares will become eligible for sale in the public markets, after expiration of the applicable six-month holding period required under Rule 144 of the Securities Act. However, all of the shares of common stock underlying the Series 1 and 2 Warrants were registered in our Registration Statements on Form S-3, which have been declared effective. Accordingly, such shares are now eligible for resale in the public markets. Any such sales, or the anticipation of the possibility of such sales, would represent an overhang on the market and could depress the market price of our common stock.”

Proposal 2: If Proposal 2 receives the necessary approval and we are authorized to issue up to an aggregate of 514,286 additional shares of our common stock in lieu of the Cash Consulting Fee and 200,000 shares pursuant to the exercise of all of the Cantone Warrants at the reduced exercise price of $0.28 per share, all of those shares will become eligible for sale in the public markets, after expiration of the applicable six-month holding period required under Rule 144 of the Securities Act. Any such sales, or the anticipation of the possibility of such sales, would represent an overhang on the market and could depress the market price of our common stock.

Proposal 4: If Proposal 4 receives the necessary approval and we are authorized to issue 5,697,513 additional shares of our common stock upon the exercise of the warrants at the Adjusted Exercise Price, all of those shares will become eligible for sale in the public markets, after expiration of the respective six-month holding periods required under Rule 144 of the Securities Act. These shares could become eligible for resale in the public markets earlier upon the effectiveness of one or more resale registration statements. Any such sales, or the anticipation of the possibility of such sales, would represent an overhang on the market and could depress the market price of our common stock.

Proposal 5 – 8: (similar disclosure is provided for each of these four proposals since they are similar transactions, although the disclosure is revised in each to correspond to the respective closing and proposal at issue): If Proposal 5 receives the necessary approval and we are authorized to issue up to an aggregate of 5,906,243 additional shares of our common stock including shares issuable upon the exercise of the First Closing Warrant, all of those shares will become eligible for sale in the public markets, after expiration of the applicable six-month holding period required under Rule 144 of the Securities Act. Pursuant to the First Closing Agreement, we have filed a registration statement on May 3, 2010, registering for resale all of the shares underlying the First Closing Note and the First Closing Warrant, including a number of shares potentially issuable pursuant to any adjustments that may occur and for shares of common stock issuable as interest payments. Once that registration statement is effective, such shares will be eligible for sale pursuant thereto. Any such sales, or the anticipation of the possibility of such sales, would represent an overhang on the market and could depress the market price of our common stock.

     Proposal 3
18.	On page 11, you disclose “upon conversion of the 10% Convertible Notes into our Common Stock, the Company is obligated to issue warrants to purchase common Stock....” Please revise your proxy statement throughout to clarify that you are seeking the approval of the issuance of 6,719,617 shares upon the conversion of your 10% Convertible Notes and the issuance of warrants to purchase 2,901,323 shares of common stock at an exercise price of $0.28, as it is not clear from your disclosure whether these warrants are outstanding.

Response: We do not anticipate effecting this transaction and therefore are not seeking shareholder approval of such shares. As a result, we removed all reference to this transaction in the proxy.
     Proposal 4
19.	Please expand your disclosure here and on page v to clarify the shares included in the potential issuance of 1,755,239. Please revise your reference on page v to “any additional shares to St. George to cure defaults” to identify the default and state the approximate number of shares which you are issuing to cure the default.

Response: Since we filed our initial Proxy Statement, all of the outstanding St. George debt and warrants have been converted out and exercised, respectively; therefore, there is no outstanding debt to be converted and there are no shares issuable to St. George for which we need shareholder approval. Accordingly, we removed original Proposal 4 and all references to the St. George transaction.

20.	Please disclose the penalties that were triggered under the St. George Note when there was a decrease in the ten-day average trading volume of your stock.

Response: The related proposal and disclosure has been removed (please see response to comment 19 above).

21.	Please expand your disclosure to disclose the potential penalties and fees if you do not meet the conditions of Waiver of Default agreement entered into on December 11, 2009. Similarly, you state that if certain events set forth in the Waiver of Default occur, St. George shall remain entitled to the shares and to the 10% fee as compensatory damages. Please expand your disclosure to describe the triggering events and clarify your meaning of the statement that St. George shall remain entitled to the shares and to the 10% fee as compensatory damages. For example, if those events occur, is St. George entitled to the shares and 10% fee in addition to the amount under the St. George Note?
Response: The related proposal and disclosure has been removed (please see response to comment 19 above).

22.	Please disclose the current status of this agreement, including any additional fees or penalties that you have in cured in connection with this Note and waiver and whether you registered the shares described in the Waiver of Default agreement by February 1, 2010.

Response: The related proposal and disclosure has been removed (please see response to comment 19 above).

23.	On page 15, you reference your “proposed issuance of 404,526 shares of our Common Stock in exchange for the Bridge Loan and upon exercise of the Bridge Loan Warrant.” You previously disclose that his proposal relates to the issuance of 1,755,239 shares of common stock in connection with your note and waiver agreements with St. George. Please revise to remove this inconsistency.

Response: The related proposal and disclosure has been removed (please see response to comment 19 above).

24.	On page 16 you reference Proposal #5, when it appears you intend to reference Proposal #2. Please revise to refer to Proposal #2.

Response: The related proposal and disclosure has been removed (please see response to comment 19 above).
     Proposal 6
25.	On page 20, you disclose that if Proposal 6 is approved you would be “authorized to issue up to an aggregate of 514,286 additional shares of our Common Stock upon the exercise of the Cantone Warrants.” You previously disclose that this proposal relates to the issuance of 514,286 shares of common stock in lieu of the cash payment of the fee owed to Cantone. Please revise to remove this inconsistency. In addition, please expand your disclosure to clarify both before and after the approval of Proposal 6:
•	The number of shares underlying the Cantone Warrants and

•	The exercise price of the Cantone Warrants.

Response: We revised our disclosure pursuant to your comment. The revised disclosure is below. Please note that although we agreed to adjust the exercise price of the Cantone Warrants, the number of shares underlying the Cantone Warrants remains the same.

First paragraph on page 8:

“We entered into a Consulting Agreement with Cantone Asset Management, LLC (“Cantone”) on September 10, 2009 (the “Agreement”), pursuant to which we agreed to pay Cantone a cash consulting fee of $144,000 (the “Cash Consulting Fee”) and issue warrants to purchase 200,000 shares of our common stock at $0.60 per share (the “Cantone Warrants”). Due to our current cash situation, Cantone agreed to accept shares of our common stock in lieu of the Cash Consulting Fee and as consideration therefor, we agreed to reduce the warrant exercise price of the Cantone Warrants to $0.28 per share (the “Amendment”). Pursuant to the Amendment, and subject to stockholder approval, we shall issue Cantone an aggregate of 514,285 shares of our common stock (the “Amendment Shares”), which does not include the shares of common stock underlying the Cantone Warrants. Based on our current need for additional financing and the expected costs of another private placement, management believes it was prudent to enter into the Amendment as it is likely to result in early warrant exercises and additional cash proceeds to the Company.”

Page 8:

Increased Dilution

This proposal is solely related to the Amendment. If Proposal 2 is approved and we issue the 514,285 shares in lieu of the Cash Consulting Fee and the 200,000 shares pursuant to the exercise of all of the Cantone Warrants, our existing stockholders will incur dilution of their interests. We would have approximately 714,285 shares of common stock outstanding if all of the shares related to the Amendment are issued and all of the Cantone Warrants are exercised. If this Proposal is approved and we issue shares pursuant to the Amendment at a price below $1.25, then the exercise price of the warrants we issued pursuant to our Registered Direct 2009 Offering will be reduced and the number of shares of common stock issuable pursuant thereto will substantially increase (please see Proposal 4 below). You should, therefore, consider the potential dilution in determining whether to approve this Proposal.

Potential Negative Effect on our Stock Price

If Proposal 2 receives the necessary approval and we are authorized to issue up to an aggregate of 514,286 additional shares of our common stock in lieu of the Cash Consulting Fee and 200,000 shares pursuant to the exercise of all of the Cantone Warrants at the reduced exercise price of $0.28 per share, all of those shares will become eligible for sale in the public markets, after expiration of the applicable six-month holding period required under Rule 144 of the Securities Act. Any such sales, or the anticipation of the possibility of such sales, would represent an overhang on the market and could depress the market price of our common stock.”
     Proposal 8
26.	Please clarify if Proposal 7 is approved whether Proposal 8 must also be approved. It appears you have inconsistent disclosure regarding this on pages 22 and 23. If the approval of Proposal 7 would also require the approval of Proposal 8, please expand your disclosure in Proposal 7 to include a discussion of the dilution and potential negative effect on your stock price.

Response: Proposal 3 (originally proposal 7) does not impact Proposal 4 (originally proposal 8). We revised the disclosure under the heading “Need for Stockholder Approval” on page 23. The revised section reads as follows:

“Need for Stockholder Approval

Although the Fee Shares are well below the 19.99% Cap, Management believes it is prudent to obtain stockholder approval of such shares in the event that the NYSE Amex integrates all of the issuances contemplated by this Proxy Statement, all of which we must submit to the NYSE Amex for listing approval. Stockholder approval does not obviate the need for compliance with the requirements of the Exchange Act or other NYSE Amex requirements.

If this proposal is approved at our 2010 Annual Meeting of Stockholders, we will not solicit further authorization for the issuance of these shares by a vote of our stockholders prior to such issuance.”

27.	Please expand your disclosure to compare on a pre-approval and post approval basis assuming passage of all the proposals the following number of shares:
•	Authorized,

•	Issued,

•	Reserved for issuance, and

•	Authorized but unissued and unreserved.

Response: Pursuant to your comment, we included the following paragraph on page 5 of our Proxy:
“The following table sets forth the number of shares of our common stock both before and after the approval of all of the Proposals contained herein, based on the information provided in the table above:

	Before Stockholder		After Stockholder
	Approval		Approval
Total number of shares of common stock authorized	100,000,000		200,000,000
Total number of shares of common stock issued and outstanding	31,357,481		102,719,706	(1)
Total number of shares of common stock reserved for issuance	11,718,552	(2)	36,565,361	(3)
Total number of shares of common stock authorized, but unissued and unreserved	56,923,967		60,714,933	(4)

(1)	Includes shares of common stock issuable in connection with debt exchange (Proposals 1, 5, 6, 7, and 8), payment of consulting fees (Proposal 2), and placement agent fees (Proposal 3).

(2)	Includes shares of common stock underlying previously issued warrants discussed in Proposals 1, 2, and 3.

(3)	Includes shares of common stock underlying warrants issuable in connection with Proposals 4, 5, 6, 7, and 8 and in connection with the 2010 Performance and Equity Incentive Plan (Proposal 10).

(4)	All remaining shares that have not been issued or are being held in reserve for issuance.
Outstanding Equity Compensation Plan Information
28.	For each compensation plan under which equity securities of the registrant are authorized for issuance that was adopted without the approval of security holders, please expand your disclosure to describe briefly, in narrative form, the material features of the plan. See Item 10(c) of Schedule 14A and Item 201(d)(3) of Regulation S-K.

Response: None of our compensation plans under which equity securities are authorized for issuance were adopted without shareholder approval and therefore we believe our disclosure is sufficient.
Executive Compensation and Other Information
29.	Please update your disclosure to provide your compensation information for your last completed fiscal year ended December 31, 2009. See Question 117.05 of the Regulation S-K Compliance and Disclosure Interpretations.

Response: We revised our disclosure pursuant to your comment.

30.	You disclose that the table excludes any compensation payable to Mr. MacLellan who replaced Mr. Dreher as your President and Chief Executive Officer in October 2008. Please revise your table to include all persons serving in the capacity as your chief executive officer throughout the fiscal year, regardless of compensation level. See Instruction 1 to Item 402(m)(2) of Regulation S-K.

Response: Pursuant to your comment, we included Mr.MacLellan in our executive compensation table.

31.	Please expand your disclosure to include the following:
•	Narrative disclosure of the material factors necessary for an understanding of your Summary Compensation Table, including, but not limited to a description of your employment agreements or arrangements, description of any material modification of your option awards and material terms of each grant. See Item 402(c) of Regulation S-K for additional examples of factors;

•	Outstanding Equity Awards at Fiscal Year-End table described in Item 402(p) of Regulation S-K; and,

•	Narrative disclosure of the benefits and arrangements described in Item 402(q) of Regulation S-K.
Response: We believe the revised information contained in the Proxy regarding executive compensation responds to your comments.
Incorporation of Certain Documents by Reference
32.	Please revise your proxy statement to clarify that you will deliver with this proxy statement a copy of each document incorporated by reference. See Item 13(b)(2) of Schedule 14A.
Response: Pursuant to your comment, we included the following information on page vi of our proxy, “In addition to the proxy statement, proxy card and voting instructions, a copy of Radient’s annual report on Form 10-K/A, which is not part of the proxy soliciting material is enclosed.”
We are including our previously provided responses to comments 33-38 again for your convenience. We have not made any changes to these responses since we filed them on June 9, 2010.
Form 10-K filed on April 15, 2009
33.	Please file copies of the following agreements pursuant to Item 601(b)(10) of Regulation S-K.
•	Lease for you licensed manufacturing facility located at 2492 Walnut Avenue, suite 100, Tustin, California, and

•	Collaboration agreement with Mayo Clinic for the clinical study of the next generation of Onko-Sure
In addition, please confirm that your disclosure in your form 10-K for fiscal year ended December 31, 2009 will describe the material terms of those obligations, including but not limited to any payment provisions, a range of royalty rates (i.e. low single digits), aggregate milestones, usage restrictions, exclusivity provisions, term and termination provisions. Alternatively, please provide us with a detailed analysis which supports your conclusion that your lease is not a material lease and you are not substantially dependent on your agreement with Mayo Clinic.
Response: Pursuant to your comment, we filed the requested agreements in our Amended Annual Report on Form 10-K/A for the year ending December 31, 2009 and shall revise our disclosure as follows in the next amendment to our Annual Report on Form 10-K/A. We shall state that the monthly rent for the lease is approximately $6,900 a month and the lease extends until December 2010. We do not anticipate any difficulty in extending or renewing the lease after such time.
We shall update our disclosure in the Collaboration with Mayo Clinic section under the IVD Diagnostic disclosure to state that “the Mayo Clinic upon completion of specific milestones as set forth under the Agreement, shall be compensated approximately $312,000. As of April 2010, milestones have been met and payments made. Although the prestige that comes along with the Mayo Clinic completing this study would enhance our reputation, alternative service providers exist with which we can conduct the same studies and accomplish the same product development. Therefore, our business and operations are not dependent upon our agreement with the Mayo Clinic.”
Form 10-Q filed on November 23, 2009
Note 2. Organization and Summary of Significant Accounting Policies
Deconsolidation
34. Please disclose in the filing the significant assumptions used in determining the fair value of the noncontrolling interest in JPI. Tell us the basis for your assumptions.
Response: Pursuant to your comment, we shall add the following disclosure to Note 2 — Organization and Summary of Significant Accounting Policies in our 10-Q/A for the quarter ending March 31, 2010, and ensure that all of the disclosure in our 10-Q/A for the quarter ending September 30, 2009 and our 10-K/A for the year ending December 31, 2009 conforms to one another:
“Upon deconsolidation, the Company conducted a valuation of its investment. In determining the valuation of the Company’s interest in JPI at September 29, 2009, the most significant assumptions, as disclosed in the Company’s annual report for the year ended December 31, 2009, included the following:
•	Sales growth — Based on management’s expectations and historical analysis;

•	Cost of sales/Gross Margin — Based on historical analysis and management expectations;

•	Selling, General and Administrative Expenses — Based on historical analysis and management expectations;

•	Comparable Public Companies — Based on same or similar line of business as the Company and those that possessed similar to those of the Company; and, Discounts — The Company evaluated discounts related to the following:
•	o	Lack of control

•	o	Lack of marketability

In addition to the above, the Company noted that JPI had a recent history of significant revenues and gross operating profits which the Company deemed particularly relevant. Furthermore, JPI realized an operating profit in the twelve month period ended September 30, 2009. The Company considered this performance indicative of future performance. The Company used a combination of the Income and Market Approaches to the Valuation. The Company utilized data obtained from comparable publicly traded companies operating in the same or similar line of business as a function of revenue and earnings before interest, taxes, depreciation and amortization. This was considered appropriate since the value of an asset is reasonably reflected by what an arms-length buyer is willing to pay for an asset possessing similar characteristics. Based on the combination of the Income and Market Approaches, the Company determined that a 100% controlling equity interest in JPI was valued at approximately $35,000,000. Accordingly, the Company’s 97.6% non-voting equity interest, after application of a reasonable discount related to lack of control and lack of marketability, was $20,500,000.
The ownership interest is not adjusted to fair value on a recurring basis. Each reporting period we assess the fair value of our ownership interest in JPI in accordance with FASB ASC 325-20-35 paragraphs 1A and 2. Each year we conduct an impairment analysis in accordance with the provisions within FASB ASC 320-10-35 paragraphs 25 through 32.”
We shall also delete the following language from Note 2, under the sub-heading “Impairment of Long-Lived Assets” in our Amended 10-Q/A for the quarter ended March 31, 2010:
“The carrying value of the Company’s investment in JPI represents its ownership interest in JPI, accounted for under the cost method. The ownership interest is not adjusted to fair value on a recurring basis. Each reporting period we assess the fair value of our ownership interest in JPI in accordance with FASB ASC 325-20-35 paragraphs 1A and 2. Each year we conduct an impairment analysis in accordance with the provisions within FASB ASC 320-10-35 paragraphs 25 through 32.”
35.	Disclose how you intend to determine if impairment has occurred at each balance sheet date. Refer to ASC 325-20-35 and the specific fact patterns and restrictions on obtaining information regarding your investment as is indicated in your filing.

Response: Based on the agreement entered into by the Company’s management and JPI’s management, a key component of such agreement was that the Company was to be provided timely financial information and various other operational data that will allow the Company to adequately analyze its investment in JPI. Upon deconsolidation, the Company employed a third party valuation firm to assist in the initial valuation of its investment.

The Company shall amend its disclosure regarding the lack of timely response to its requests for financial information in the Form 10-Q/A for the quarter ended September 30, 2009, so that such Form contains the same disclosure as set forth in the form 10-K/A for the year ended December 31, 2009. This more correctly reflects the fact pattern that existed at that time and in future periods. Accordingly, we shall revise our disclosure for Note 2 – Organization and Summary of Significant Accounting Policies under Deconsolidation from “nonresponsiveness by the management in China to requests by Company management for financial information” to “lack of timely responses from the management in China to requests by Company management for financial information.” As stated above, we shall also include the following disclosure in each of the Forms: “The ownership interest is not adjusted to fair value on a recurring basis. At each reporting period, we assess the fair value of our ownership interest in JPI in accordance with FASB ASC 325-20-35 paragraphs 1A and 2. Each year we conduct an impairment analysis in accordance with the provisions within FASB ASC 320-10-35 paragraphs 25 through 32.”

36.	Disclose the number of shares of preferred stock of JPI acquired in the exchange and the percentage of preferred stock outstanding.

Response: We included the following language in our Amended Annual Report on Form 10-K/A for the year ended December 31, 2009 and we shall so conform the disclosure in the next amendment to our 10-Q for the quarter ending September 30, 2009: “Based on the Agreement [with JPI] and in accordance with current accounting guidelines, we deconsolidated JPI as of the date we ceased to have a controlling financial interest, which was effective September 29, 2009. In accordance with the Agreement, we agreed to exchange our shares of JPI for 28,000,000 non-voting shares of preferred stock, which represents all outstanding shares of preferred stock, relinquished all rights to past and future profits, surrendered our management positions and agreed to a non-authoritative minority role on the board of directors.”
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
US Operations
37.	You disclose that you entered into distribution agreements with Grifols USA, LLC and Tarom Applied Technologies Ltd. for the marketing and sales of Onko-Sure in the US and Israel, respectively. Please file copies of the following agreements pursuant to Item 601(b)(10) of Regulation S-K. In addition, please confirm that your disclosure in your Form 10-K for your fiscal year ended December 31, 2009 will describe the material terms of those obligations, including but not limited to any payments provisions, aggregate milestone, usage restrictions, exclusivity provisions, term and termination provisions. Alternatively, please provide us with a detailed analysis which supports your conclusion that you are not substantially dependent on these agreements.

Response: Pursuant to your comment, we filed copies of our distribution agreements with Grifols U SA, LLC (“Grifols”) and Tarom Applied Technologies Ltd. (“Tarom”) in our Amended Annual Report on Form 10-K/A for the year ended December 31, 2009, as filed on May 3, 2010. We shall also update our disclosure in the next amendment to our Form 10-K/A for the year ended December 31, 2009 to include the following language in the section, “ONKO-SUREtm Test Kit Sales and Licensing Strategy” under, the IVD Diagnostic Division disclosure:

“Our five year distribution agreement with Grifols, grants them exclusive rights to distribute our DR-70 Kits in the United States for the indicated use as identified and registered with the United States Food and Drug Administration. The agreement requires Grifols to purchase a minimum amount of DR-70 Kits during each quarter of the agreement; starting with 50 kits in September 2009 and at least 280 for the quarter ending May 31, 2014, for a total of at least 2,640 kits during the term. Pursuant to the Agreement, we are to meet with Grifols 30 days before the end of the 5 year term to establish the minimum purchase requirements for the next 5 years; if we cannot agree, the agreement shall automatically terminate.

Pursuant to our two year distribution agreement with Tarom, they have exclusive rights to market DR-70 in Israel. As this is a new market, minimum purchase requirements have not yet been determined.

The Company is not reliant on the above distribution agreements as the monetary value of the minimum purchase requirement is currently immaterial to the Company. One of our objectives in entering into these respective agreements is to utilize the marketing and sales resources of the respective distributor to gain market penetration and brand recognition within the specified region.”

38.	You disclose that you intend to produce and market a variety of cosmetic products that were originally developed by JPI in 2008, based upon their HPE anti-aging therapeutic products. Please confirm that you will disclose in your Form 10-K for your fiscal year ended December 31, 2009 how you acquired the rights to these products, file copies of any relevant agreements and describe the material terms of those agreements.

Response: Pursuant to your comment, we shall add the following disclosure to Part 1, Item 1 – Business section of the next amendment to our Form 10-K/A for the year ended December 31, 2009:

“We now intend to license or sell off our Elleuxe brand of cosmetic products that were originally developed by Jade Pharmaceuticals Inc. in 2008, based upon their HPE anti-aging therapeutic products. We reformulated these products for international markets under the brand name Elleuxe. The Elleuxe family of products is a therapeutic, high-end skin care product line based on the active ingredient ‘Elleuxe Protein” — our proprietary active ingredient that offers cell renewing properties designed to minimize the appearance of aging.

The initial Elleuxe product line includes:
•	Hydrating Firming Cream

•	Renergie Hydrating Cleanser

•	Intense Hydrating Cleanser

•	Visable Renewing Hydrating Softener

•	Smoothing Renewing Eye Moisturizer
The Elleuxe brand was based on cosmetic products originally developed by JPI. However, we commissioned a laboratory in the United States to assist in the reformulation of the product to enhance the product for use in China and other Asian markets. As such, the products and formula noted in the above disclosure is owned by Radient Pharmaceuticals.”
We understand that you may have additional comments and thank you for your attention to this matter. Please feel free to contact the undersigned if you have any questions regarding this letter or the related filings.
Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN
/s/ Louis Taubman
By: Louis Taubman,
Attorney at Law
Cc: Mr. MacLellan